                                                                            Exhibit 11
                              THE BEAR STEARNS COMPANIES INC.
                      STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                                        (UNAUDITED)


                                     Three Months Ended           Nine-Months Ended
                                    March 29,   March 31,      March 29,   March 31,
                                      1996        1995           1996        1995

                                         (In thousands, except share data)

Weighted average Common
  and Common Equivalent
  shares outstanding:
    Average Common Stock
     outstanding                     122,935      123,694       124,577     124,343
    Average Common Stock
     Equivalents:
      Common Stock issuable
       under employee
       benefit plans                     400          788           404         833
      Common Stock issuable
       assuming conversion
       of CAP Units                   17,905       15,832        17,905      15,832
Total weighted average
 Common and Common
 Equivalent shares
 outstanding                         141,240      140,314       142,886     141,008

Net income                          $128,871     $ 82,740      $327,873    $151,128

Preferred Stock dividend
  requirements                        (6,047)      (6,308)      (18,456)    (18,869)

Income adjustment
  (net of tax) applicable
  to deferred compensation
  arrangements                         4,841        4,309        12,999       8,689

Net Income Applicable to
  Common and Common
  Equivalent Shares                 $127,665     $ 80,741      $322,416    $140,948

Earnings per share                  $   0.90     $   0.58      $   2.26    $   1.00


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